Exhibit 99.1

Renren Inc. Provides Update on Preliminary Unaudited Second Quarter 2013 Results and Second Quarter 2013 Earnings Date Announcement

BEIJING, July 19, 2013 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced preliminary selected unaudited financial results for the second fiscal quarter ended June 30, 2013. These preliminary results are subject to change as the Company is in the process of finalizing the financial statements for the second quarter. The Company expects to issue the earnings release for the second fiscal quarter ended June 30, 2013, on August 14, 2013, after market hours.

Revenues in the second quarter of 2013 are estimated to be in the range of US$49 million to US$50 million instead of the previously forecasted range of US$55 million to US$57 million. The reduced estimate is primarily due to delays in the planned launch of new mobile and cross-platform games for the Android market.

Operating loss on a non-GAAP basis in the second quarter of 2013 is estimated to be between US$29 million to US$30 million. Non-GAAP adjusted net loss is estimated to be between US$4 million to US$5 million.

“Revenues came in lower than expected mostly due to delays in our game pipeline. As we continue to prepare towards our penetration into the Android market, our focus is to ensure the complete readiness of our games and a carefully prepared distribution strategy at the time of entry. The next wave of growth for our mobile and cross-platform games lies in monetizing this enormously untapped but highly fragmented market opportunity,” commented Joseph Chen, Chief Executive Officer of Renren.

“We remain confident about the long term growth opportunities for our company. As such, last month our board of directors authorized a new US$100 million share repurchase program to supplement the previous US$150 million share repurchase program which has already been completed,” added Mr. Chen.

Conference Call Information

Management will host an earnings conference call at 9:00 p.m. Eastern Time on Wednesday, August 14, 2013 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 15, 2013).

Interested parties may participate in the conference call by dialing the numbers below and entering the passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US:	+1 845-675-0437
Hong Kong:	+852-2475-0994
China:	+86 800-819-0121
International:	+65-6723-9381
Passcode:	Renren

A replay of the call will be available for one week and dial-in information is as follows:

International:	+61 2-8199-0299
Passcode:	21397253

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, shop for deals, watch videos and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website Renren.com, the game development and operating platform Renren Games, the social commerce website Nuomi.com, and the user-generated content focused video sharing website 56.com. Renren.com had approximately 184 million activated users as of March 31, 2013. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the second quarter of 2013 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Sam Lawn
Investor Relations Director
Renren Inc.
Tel: (86 10) 8448 1818 ext 1300
Email: ir@renren-inc.com

SOURCE Renren Inc.